Exhibit 12.1
SERVICE CORPORATION INTERNATIONAL
RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except ratio amounts)

	Three Months Ended March 31,
	2006	2005
Earnings:

Income from continuing operations before income taxes and cumulative effect of accounting change	$38,073	$48,755
Minority interest in income of majority owned subsidiaries that have not incurred fixed charges	115	119
Add fixed charges (from below)	28,934	29,083

	$67,122	$77,957

Fixed charges:
Interest expense:
Corporate	$24,173	$22,101
Amortization of deferred financing costs	2,551	2,555
Implicit interest in rental expense	2,210	4,427

Fixed charges	$28,934	$29,083

Ratio (earnings divided by fixed charges)	2.32	2.68